Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS L.P.

SEVENTH AMENDMENT TO THE SECOND AMENDED AND RESTATED LIMITED

PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P. (the “Partnership”), dated as of August 8, 2013, as amended by a First Amendment, dated as of November 5, 2015, as amended by a Second Amendment, dated as of March 21, 2019, as amended by a Third Amendment, dated as of August 20, 2019, as amended by a Fourth Amendment, dated as of February 18, 2020, as amended by a Fifth Amendment dated as of April 21, 2020, as amended by a Sixth Amendment dated as of March 31, 2021 (as amended, the “Agreement”) is made on the 26th day of July, 2021, but following the acquisition by Brookfield Asset Management Inc. (“Brookfield”) of Equity Units of the Partnership as described in Section 3.1(d) of the Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated March 31, 2021 between Brookfield, BPY Arrangement Corporation (“Purchaser Sub”) and the Partnership, Brookfield and Purchaser Sub have agreed to acquire, directly and/or indirectly, all of the issued and outstanding Equity Units to be implemented pursuant to a plan of arrangement (the “Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (Ontario) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Equity Units will be entitled to elect to receive, in respect of each Equity Unit held, the Cash Consideration, the BAM Share Consideration or the New Preferred Unit Consideration, each as defined herein;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Equity Units not held by Brookfield and any of its subsidiaries in respect of which an election, or deemed election, has been made by holders thereof to receive the Cash Consideration in accordance with the Plan of Arrangement and to provide Purchaser Sub with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase (or caused to be purchased) such Equity Units in respect of which an election, or deemed election, has been made by holders to receive the BAM Share Consideration and/or the New Preferred Unit Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained opinions of counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of the Property Partnership under applicable Law;

AND WHEREAS, pursuant to Section 14.2.2. of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Equity Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Equity Units was held on July 16, 2021 at which a resolution approving the Amendment and the Transaction was adopted by holders of a majority of the Equity Units that attended the Meeting virtually or by proxy and such resolution was also adopted in accordance and compliance with the Agreement and minority vote requirements prescribed in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of July 26, 2021 becomes effective pursuant to Section 3.1(f) of the Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement of Purchaser Sub under Section 182 of the Business Corporations Act (Ontario) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the Plan of Arrangement;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated March 31, 2021 between Brookfield, Purchaser Sub and the Partnership with respect to the Arrangement, , as amended by an amending agreement dated as of May 27, 2021 between Brookfield, Purchaser Sub and the Partnership, and as may be further amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.4;

1.1.3.1	“BAM Share” means a class A limited voting share in the capital of Brookfield;

1.1.3.2	“BAM Share Amount” means $45.67, being the closing price of one BAM Share on the New York Stock Exchange on March 26, 2021;

1.1.3.3	“BAM Share Consideration” means 0.3979 of a BAM Share for each Equity Unit, subject to adjustment in accordance with Section 3.7(a) of the Plan of Arrangement;

1.1.10.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.12.1	“Cash Consideration” means $18.17 for each Equity Unit;

1.15.1	“Circular” means the notice and management information circular dated June 8, 2021 mailed to Equity Unitholders in connection with the Meeting and includes the letters of transmittal, form of proxy and any other documents which were mailed that are supplementary to the Circular;

1.1.20.1	“Depositary” means AST Trust Company (Canada);

1.1.20.2	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.20.4	“Equity Unitholder” means a registered or beneficial holder of an Equity Unit;

1.1.48.1	“Meeting” means such meeting or meetings of Equity Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolution;

1.1.48.2	“New LP” means a Bermuda exempted limited partnership to be formed prior to the Effective Date, the general partner of which will be the Property Partnership;

1.1.48.3	“New Preferred Unit” means the Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 of New LP;

1.1.48.4	“New Preferred Unit Amount” means $25.00, being the issue price of each New Preferred Unit;

1.1.48.5	“New Preferred Unit Consideration” means 0.7268 of a New Preferred Unit for each Equity Unit;

1.1.50.1	“Notional Year” has the meaning assigned to such term in Section 4.4.4;

1.1.60.1	“Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule B of the Circular subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Ontario Superior Court of Justice (Commercial List) with the consent of Brookfield, Purchaser Sub and the Partnership, each acting reasonably;

1.1.62.1	“Public Unitholder” means a holder of Public Units;

1.1.62.2	“Public Units” means the Equity Units that are issued and outstanding (except for those Equity Units held by Brookfield and any of its subsidiaries) at the Amendment Effective Time;

1.1.62.3	“Purchaser Sub” means BPY Arrangement Corporation;

1.1.69.1	“Resolution” means the resolution of the Equity Unitholders adopted at the Meeting approving the Transaction;

1.1.75.1	“Transaction” means the acquisition, directly and/or indirectly, by Brookfield and Purchaser Sub of all of the issued and outstanding Equity Units to be implemented pursuant to the Plan of Arrangement and in accordance with the Arrangement Agreement.

(b)          Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., as amended by the First Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of November 5, 2015, as amended by the Second Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 21, 2019, as amended by the Third Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 20, 2019, as amended by the Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 18, 2020, as amended by the Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 21, 2020, as amended by the Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 31, 2021 and as amended by the Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of July 26, 2021;

(c)         The Subsection numbers corresponding to the definitions of “Equity Unit”, “Preferred Unit” and “Preferred Unitholders” in Section 1.1 are hereby changed from 1.1.20.1, 1.1.60.1 and 1.1.60.2, respectively, to 1.1.20.3, 1.1.60.2 and 1.1.60.3, respectively.

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7	Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) irrevocably attorn to: (i) the exclusive jurisdiction of the courts of Bermuda and Ontario for any actions, suits, litigation or proceedings relating to the construction of this Agreement, (ii) the exclusive jurisdiction of the federal district courts of the United States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, and (iii) the exclusive jurisdiction of the courts of Ontario for the resolution of any complaint asserting a cause of action arising under the under the Securities Act (Ontario) and similar Canadian legislation. Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

(a)	Section 4.4.3 is hereby deleted in its entirety and replaced with the following:

4.4.3	Notwithstanding Section 4.4.2, if Sections 4.4.3.1, 4.4.3.2, 4.4.3.3 and 4.4.3.4 are all true in a given fiscal year of the Partnership, the Income for Canadian Tax Purposes will be allocated in the manner described below.

4.4.3.1	The Partnership or an Affiliate of the Partnership acquires, buys, buys back or otherwise purchases Equity Units in connection with an offer or program by the Partnership or the Affiliate to acquire, buy, buy back, or otherwise purchase Equity Units (other than by way of a normal course issuer bid or other open market purchase), or the Partnership redeems, buys back or otherwise purchases Equity Units including Equity Units acquired from any dissenting Public Unitholder pursuant to Section 7.6, or an Affiliate of the Partnership purchases Equity Units pursuant to an overriding call right triggered by the exercise by the Partnership of such redemption right;

4.4.3.2	The money or property that is used by the Partnership, the Affiliate or the Subsidiary to acquire, buy, buy back, redeem or otherwise purchase Equity Units in the manner described in Section 4.4.3.1 is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by the Partnership from the Property Partnership as consideration for the purchase for cancellation by the Property Partnership of Managing General Partner Units owned by the Partnership;

4.4.3.3	The Partnership has Income for Canadian Tax Purposes (in other words, the Partnership does not have a Loss for Canadian Tax Purposes); and

4.4.3.4	The Income for Canadian Tax Purposes includes positive amounts each of which is an amount that is derived from capital gains (for Canadian Tax Purposes) realized by the Partnership by reason of the purchase for cancellation by the Property Partnership of Managing General Partner Units owned by the Partnership.

The lesser of (1) the amount of Income for Canadian Tax Purposes which is comprised of capital gains and (2) the aggregate of the positive amounts included in Income for Canadian Tax Purposes described in Section 4.4.3.4 will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to the Limited Partners whose Equity Units are acquired, bought, bought back, redeemed or otherwise purchased in the manner described in Section 4.4.3.1 using money or property derived in the manner described in Section 4.4.3.2 by the Partnership, the Affiliate or the Subsidiary, on the basis that each such Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of Equity Units acquired by the Partnership, such Affiliate or such Subsidiary from the Limited Partner is of the total number of Equity Units acquired from all such Limited Partners by the Partnership, such Affiliate or such Subsidiary. The balance (if any) of the Income for Canadian Tax Purposes in respect of the fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the Income for Canadian Tax Purposes in respect of the fiscal year) will be allocated to all Partners in accordance with Section 4.4.2.

For greater certainty: (a) the money or property received by a Limited Partner whose Equity Units are acquired, bought, bought back, redeemed or otherwise purchased by the Partnership, the Affiliate or the Subsidiary shall not be considered to be a “distribution” for the purposes of Section 4.4.2; (b) the allocation of income described in this Section 4.4.3 shall not apply to an Affiliate or a Subsidiary that has acquired Equity Units from Limited Partners pursuant to an offer or program or an overriding call right, including the Call Right, described in Section 4.4.3.1 and such Equity Units are subsequently acquired, bought back or otherwise purchased for cancellation by the Partnership; and (c) the money or property received by the Affiliate or Subsidiary on such a subsequent acquisition by the Partnership of the Equity Units acquired by the Affiliate or Subsidiary from Limited Partners pursuant to an offer or program or an overriding call right, including the Call Right, described in Section 4.4.3.1 shall not be considered to be a “distribution” for the purposes of Section 4.4.2.

(b)	The following provision is hereby added to Article 4:

4.4.4	For purposes of Section 4.4.2 and Section 4.4.3, in computing the Partnership’s Income for Canadian Tax Purposes for the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have a had a fiscal year (the “Notional Year”) commencing on January 1, 2021 and ending immediately following the completion of the Arrangement steps occurring on the Effective Date. The Partnership shall determine its net income or net loss for the Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the Notional Year shall not be allocated to the Notional Year; and any transaction expenses incurred by the Partnership in the Notional Year shall be allocated to and, to the extent permitted by the Income Tax Act, deducted in computing the income of the Partnership in the Notional Year. For greater certainty, the balance (if any) of the Income for Canadian Tax Purposes after allocating the Special Income Allocation Amount to the Limited Partners whose Equity Units are acquired, bought, bought back, redeemed or otherwise purchased in the manner described in Section 4.4.3.1 using money or property derived in the manner described in Section 4.4.3.2 by the Partnership, the Affiliate or the Subsidiary, for the Arrangement Year will be allocated to all Partners for the Notional Year in accordance with Section 4.4.2. and the Income for Canadian Tax Purposes (if any) for the balance of the Arrangement Year and any subsequent fiscal year will not be allocated to the Public Unitholders in respect of the Public Units. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable Laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, and, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Depositary as may be specified by the Partnership in the Circular of the certificates (if any) representing such Public Units, together with a letter of transmittal in respect of such certificates and such additional documents and instruments as the Depositary may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder, at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Depositary as may be specified by the Partnership in the Circular. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

7.4.3	If the aggregate cash amount which a Public Unitholder is entitled to receive pursuant to this Section 7.4 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Public Unitholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, Purchaser Sub will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units in respect of which an election, or deemed election, including as a result of proration, has been made to receive the BAM Share Consideration and/or the New Preferred Unit Consideration in accordance with the Plan of Arrangement on payment by the Purchaser Sub of the BAM Share Consideration and/or the New Preferred Unit Consideration, as applicable, for each such Public Unit. In the event of the exercise by Purchaser Sub of its Call Right, each Public Unitholder will be obligated to sell all the Public Units which are subject to the Call Right held by such Public Unitholder to Purchaser Sub on the Effective Date on payment by, or on behalf of Purchaser Sub, to such Public Unitholder of the BAM Share Consideration and/or New Preferred Unit Share Consideration, as applicable, for each such Public Unit.

7.5.2	Purchaser Sub must provide notice of its intention to exercise its Call Right on or before 3:01 a.m. (Toronto time) on the Effective Date. If Purchaser Sub duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units which are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, Purchaser Sub will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, Purchaser Sub will deposit or cause to be deposited with the Depositary, on or before the Effective Date, the aggregate BAM Share Consideration and New Preferred Unit Consideration deliverable by Purchaser Sub pursuant to Section 7.5.1. Provided that the aggregate BAM Share Consideration and New Preferred Unit Consideration have been so deposited with the Depositary, on and after the Effective Date, the Public Unitholders who elected, or were deemed to have elected, including pursuant to proration, to receive the BAM Consideration and/or the New Preferred Unit Consideration in respect of some or all of their Public Units will cease to be Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate BAM Share Consideration and New Preferred Unit Consideration, without interest to which such Unitholder is entitled pursuant to such elections or deemed elections, payable by Purchaser Sub upon presentation and surrender by such Public Unitholder of certificates (if any) representing the Public Units held by such Public Unitholder in accordance with the following provisions and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be holders of the securities delivered to them as part of the BAM Share Consideration and/or New Preferred Unit Consideration which such Public Unitholder is entitled. Upon surrender to the Depositary of a certificate (if any) representing Public Units, together with such other documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Partnership Agreement and such additional documents and instruments as the Depositary and the Partnership may reasonably require, the Public Unitholder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary on behalf of Purchaser Sub will deliver to such Public Unitholder, the BAM Share Consideration and/or the New Preferred Unit Consideration. If Purchaser Sub does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, Purchaser Sub, New LP and/or their respective Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of BAM Shares or New Preferred Units to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of Purchaser Sub and the overriding nature thereof and to be bound thereby in favour of Purchaser Sub as herein provided.

7.5.6	Where the aggregate number of BAM Shares to be delivered to a Public Unitholder pursuant to this Section 7.5 would result in a fraction of a BAM Share being issuable, then the number of BAM Shares to be delivered to such Public Unitholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional BAM Share thereof, such Public Unitholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) equal to such Public Unitholder’s pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in BAM Shares to which all such Public Unitholders would otherwise be entitled. The Depositary will sell such BAM Shares by private sale (including by way sale through the facilities of any stock exchange upon which the BAM Shares are then listed) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Public Unitholders otherwise entitled to receive fractional interests in BAM Shares.

7.5.7	Where the aggregate number of New Preferred Units to be delivered to a Public Unitholder pursuant to this Section 7.5 would result in a fraction of a New Preferred Unit being issuable, then the number of New Preferred Units to be delivered to such Public Unitholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional New Preferred Unit thereof, such Public Unitholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the New Preferred Unit Amount multiplied by (ii) the fractional New Preferred Unit amount.

7.5.8	On or before 3:01 a.m. (Toronto time) on the Effective Date, Purchaser Sub may assign, in whole or in part, its Call Right to one or more of its Affiliates, in which case this Section 7.5 shall apply to such Affiliate(s) mutatis mutandis; provided that any such assignment shall not relieve Purchaser Sub of any of its obligations hereunder, and provided further that if such assignment takes place, Purchaser Sub shall continue to be fully liable as primary obligor, on a joint and several basis with any such Affiliate, for any default in performance by the assignee of Purchaser Sub’s obligations hereunder. For greater certainty, the transfer of Public Units of the Partnership as described in Section 3.1(d) of the Plan of Arrangement shall take place pursuant to the Plan of Arrangement and not in connection with the Call Right by an Affiliate of Purchaser Sub.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Public Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Public Unitholder may have, a Public Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Public Units held by the Public Unitholder, determined as of the close of business on the day before the Resolution was adopted.

7.6.3	A dissenting Public Unitholder may only claim under this Section 7.6 with respect to all of the Public Units held by the Public Unitholder and registered in the name of the dissenting Public Unitholder at the record date set by the Partnership in respect of the Meeting.

7.6.4	A dissenting Public Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolution, unless the Partnership did not give notice to the Public Unitholder of the purpose of the Meeting and of the Public Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Public Unitholders adopt the Resolution, send to each Public Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolution has been adopted, but such notice is not required to be sent to any Public Unitholder who voted for or abstained from voting for the Resolution or who has withdrawn its objection (and, for greater certainty, a Public Unitholder who voted for or abstained from voting for the Resolution or who has withdrawn its objection will not be considered a dissenting Public Unitholder).

7.6.6	A dissenting Public Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Public Unitholder does not receive such notice, within twenty days after learning that the Resolution has been adopted, send to the Partnership a written notice containing:

(i)	the dissenting Public Unitholder’s name and address;

(ii)	the number of Public Units in respect of which the dissenting Public Unitholder dissents; and

(iii)	a demand for payment of the fair value of such Public Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Public Unitholder shall send the certificates representing the Public Units held by the Public Unitholder to the Partnership or its transfer agent.

7.6.8	A dissenting Public Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its transfer agent shall endorse on any certificate received under Section 7.6.7 a notice that the Public Unitholder is a dissenting Public Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Public Unitholder.

7.6.10	On sending a notice under Section 7.6.6, a dissenting Public Unitholder ceases to have any rights as a Public Unitholder other than the right to be paid the fair value of the Public Units as determined under this Section 7.6 except where:

(i)	the dissenting Public Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)	the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Public Unitholder withdraws the notice; or

(iii)	the Arrangement Agreement is terminated,

in which case the dissenting Public Unitholder’s rights are reinstated as of the date the dissenting Public Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolution is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Public Unitholder who has sent such notice a written offer to pay for the dissenting Public Unitholder’s Public Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Public Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Public Units of a dissenting Public Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Public Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Public Units of any dissenting Public Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Public Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The court where an application under Sections 7.6.14 or 7.6.15 may be made is the Ontario Superior Court of Justice (Commercial List).

7.6.17	A dissenting Public Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18	On an application under Sections 7.6.14 or 7.6.15:

(i)	all dissenting Public Unitholders whose Public Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)	the Partnership shall notify each affected dissenting Public Unitholder of the date, place and consequences of the application and of the dissenting Public Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Public Unitholder who should be joined as a party, and the court shall then fix a fair value for the Public Units of all dissenting Public Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Public Units of the dissenting Public Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Public Unitholder and for the amount of the Public Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Public Unitholder that it is unable lawfully to pay dissenting Public Unitholders for their Public Units.

7.6.23	If Section 7.6.24 applies, a dissenting Public Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)	withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Public Unitholder is reinstated to their full rights as a Public Unitholder; or

(ii)	retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Unitholders.

7.6.24	The Partnership shall not make a payment to a dissenting Public Unitholder under this section if there are reasonable grounds for believing that

(i)	the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to a Public Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(f) the Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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       IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the 26th day of July, 2021.

GENERAL PARTNER:

BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

       All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary